Anheuser-Busch InBev nv/sa

Brouwerijplein 1

3000 Leuven

Belgium

T +32 16 27 61 11

F +32 16 50 61 11

www.ab-inbev.com

Mr. John Reynolds,

    Assistant Director,

        Securities and Exchange Commission,

            Division of Corporation Finance,

                100 F Street, N.E.,

                    Washington, D.C. 20549.

August 31, 2012

Re:	Anheuser-Busch InBev SA/NV Form 20-F for Fiscal Year Ended December 31, 2011 Filed April 13, 2012 File No. 001-34455

Dear Mr. Reynolds:

Thank you for your letter of August 17, 2012, setting forth the comments (the “Comments”) of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) on the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”), filed by Anheuser-Busch InBev SA/NV (the “Company”) on April 13, 2012. The Company has keyed its responses in this letter to the headings used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The Comments are set forth in bold-face type.

*    *    *

Mr. John Reynolds

Risk Factors, page 3

“Information technology failures could disrupt our operations…” page 16

1.	We note your disclosure in this risk factor that a significant portion of the communication between your personnel, customers, and suppliers depends on information technology and that you could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage to intellectual property through security breach. If you have experienced any cyber attacks, security breaches or other similar events in the past, in future filings, beginning with your next Form 20-F, please confirm that you will state that fact in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

R:	To the best of the Company’s knowledge, the Company has not experienced any material breaches of cybersecurity (including cyber attacks, security breaches or similar events). In preparing its risk factor disclosure, the Company considered the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 and believes its risk factors, as currently drafted, adequately describe the nature of the risks the Company faces relating to cybersecurity. The Company will continue to monitor attempted breaches of its technology systems and networks, as well as the effectiveness of related security measures. In accordance with the Division of Corporation Finance’s Disclosure Guidance Topic No. 2, the Company will include in its future risk factor disclosure information regarding breaches of cybersecurity (including cyber attacks, security breaches and similar events) to the extent that such breaches have a material impact on the Company’s business or operations or result in material unauthorized access to data.

Notes to Consolidated Financial Statements, page F-10

31. Contingencies, page F-61

Tax Matters, page F-61

2.	We note your disclosure that based on the opinion of legal counsel, Ambev made no provision for the profits generated abroad tax matter. We further note your disclosure that Ambev’s estimate of possible losses in relation to the special goodwill reserve tax matter was based on the opinion of legal counsel. Please confirm to us that the estimates related to the Brazilian tax matters are based on the opinions of management and, if so, confirm to us that you will make this clear in future filings.

R:	The Company advises the Staff supplementally that the Company’s estimates related to the Brazilian tax matters described in Comment 2 are based on the opinions of management. The Company further advises the Staff that the Company will clarify in future filings with the Commission that its estimates related to the Brazilian tax matters described in Comment 2 are based on the opinions of management.

*    *    *

Mr. John Reynolds

In connection with our responses to the Staff’s questions, the Company hereby acknowledges the following: the Company is responsible for the adequacy and accuracy of the disclosures in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Craig Katerberg of Anheuser-Busch InBev Services, LLC at (212) 573-6241 or George H. White of Sullivan & Cromwell LLP at +44 20 7959 8570 with any questions you may have.

Very truly yours,

/s/ Martim Della Valle
Martim Della Valle Legal Director, Global Compliance and Competition Anheuser-Busch InBev SA/NV
cc:	David Link
(Securities and Exchange Commission)

Felipe Dutra
Sabine Chalmers
(Anheuser-Busch InBev SA/NV)

Craig Katerberg
(Anheuser-Busch InBev Services, LLC)

George H. White
John Horsfield-Bradbury
Maha M. Hussain
(Sullivan & Cromwell LLP)